FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January 2014

Commission File Number: 001-02413

Canadian National Railway Company
(Translation of registrant’s name into English)

935 de la Gauchetiere Street West
Montreal, Quebec
Canada H3B 2M9
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ____                                                      Form 40-F    X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ____                                           No   X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ____                                           No   X

Indicate by check mark whether by furnishing the information contained in this
Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ____                                           No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Canadian National Railway Company

Table of Contents

Items

1.
Press Release dated January 30, 2014 entitled, "CN reports Q4-2013 net income of C$635 million, or C$0.76 per diluted share”

“Adjusted diluted EPS for full-year 2013 increased nine per cent to C$3.06 (1)”

"Full-year 2013 volumes and revenues set Company records"

2.	Unaudited Interim Consolidated Financial Statements (U.S. GAAP)

Item 1

North America’s Railroad

NEWS RELEASE

CN reports Q4-2013 net income of C$635 million,
or C$0.76 per diluted share

Adjusted diluted EPS for full-year 2013 increased nine per cent to C$3.06 (1)

Full-year 2013 volumes and revenues set Company records

MONTREAL, Jan. 30, 2014 — CN (TSX: CNR) (NYSE: CNI) today reported its financial and operating results for the fourth quarter and year ended Dec. 31, 2013.

Fourth-quarter and full-year 2013 financial highlights
•	Fourth-quarter 2013 net income was C$635 million, or C$0.76 per diluted share, compared with net income of C$610 million or, C$0.71 per diluted share, for the year-earlier quarter.
•	Full-year 2013 net income was C$2,612 million, or C$3.09 per diluted share, compared with net income of C$2,680 million, or C$3.06 per diluted share, for 2012.
•	Full-year 2013 adjusted diluted EPS increased nine per cent to C$3.06, with adjusted 2013 net income of C$2,582 million versus adjusted net income of C$2,456 million in 2012. (1)
•	Q4-2013 operating income increased five per cent to C$967 million, and full-year 2013 operating income also rose five per cent to C$3,873 million.
•	Fourth-quarter 2013 operating ratio increased by 1.2 points to 64.8 per cent; full-year 2013 operating ratio was 63.4 per cent, compared with 62.9 per cent for 2012.
•	2013 free cash flow totalled C$1,623 million, compared with free cash flow of C$1,661 million for 2012. (1)

Claude Mongeau, president and chief executive officer, said: “CN’s agenda of Operational and Service Excellence delivered record volumes and revenues in 2013. Key operating and service metrics remained solid, and we continued to drive incremental improvement in our broad safety record. CN reduced its accident rate per million train miles by nine per cent in 2013, the latest sign of long-term gains in safety. In the past 10 years, CN’s main-track accidents have declined by more than 50 per cent despite increased freight volumes.

“CN sees good opportunities in 2014 in a number of markets, including intermodal, oil-and-gas-related commodities, Canadian and U.S. grain, and commodities related to the recovery in the U.S. housing market. With continued supply chain collaboration and solid execution, the CN team is focused on safely and efficiently growing the Company’s business at low incremental cost and at a pace faster than the overall economy.”

Foreign currency impact on results
Although CN reports its earnings in Canadian dollars, a large portion of its revenues and expenses is denominated in U.S. dollars. As such, the Company’s results are affected by exchange-rate fluctuations. On a constant currency basis that excludes the impact of fluctuations in foreign currency exchange rates, CN’s net income for the quarter and year ended Dec. 31, 2013, would have been lower by C$19 million, or C$0.02 per diluted share, and C$37 million, or C$0.04 per diluted share, respectively. (1)

Positive 2014 outlook, increased dividend (2)
Mongeau said: “CN’s 2014 outlook remains consistent with the 2014 financial guidance that we announced on Dec. 10, 2013. CN is aiming to deliver double-digit EPS growth in 2014 over adjusted diluted 2013 EPS of C$3.06, as well as 2014 free cash flow in the range of C$1.6 billion to C$1.7 billion. CN is also planning for 2014 capital expenditures of approximately C$2.1 billion, compared with C$2.0 billion in 2013. (1)

“Given CN’s strong balance sheet and its solid outlook for earnings and free cash flow generation, I am pleased to announce that the Company’s Board of Directors has approved a 16 per cent increase in CN’s 2014 quarterly common-share dividend.”

Fourth-quarter 2013 revenues, traffic volumes and expenses
Revenues for the fourth quarter of 2013 increased by eight per cent to C$2,745 million. Revenues increased for petroleum and chemicals (22 per cent), metals and minerals (12 per cent), forest products (11 per cent), intermodal (11 per cent), automotive (four per cent), and grain and fertilizers (two per cent). Coal revenues declined by nine per cent.

The increase in revenues was mainly attributable to higher freight volumes due to strong energy markets, market share gains, as well as growth in the North American economy; the positive translation impact of the weaker Canadian dollar on U.S.-dollar-denominated revenues; freight rate increases; and the impact of a higher fuel surcharge, as a result of higher volumes and year-over-year increases in applicable fuel prices.

Carloadings for the quarter rose three per cent to 1,310 thousand.

Revenue ton-miles, measuring the relative weight and distance of rail freight transported by CN, increased by five per cent over the year-earlier quarter. Rail freight revenue per revenue ton-mile, a measurement of yield defined as revenue earned on the movement of a ton of freight over one mile, increased by four per cent.

Operating expenses for the quarter increased by 10 per cent to C$1,778 million. The increase was primarily due to higher labor and fringe benefits expense as a result of increased pension expense and higher incentive compensation; the negative translation impact of the weaker Canadian dollar on U.S.-dollar-denominated expenses; and increased purchased services and material expense, in part due to weather-related conditions. These factors were partly offset by lower casualty and other expense.

The fourth-quarter 2013 operating ratio was 64.8 per cent, compared with 63.6 per cent for the year-earlier quarter.

Full-year 2013 revenues, traffic volumes and expenses
2013 revenues increased seven per cent to C$10,575 million. Revenues increased for petroleum and chemicals (18 per cent), intermodal (nine per cent), metals and minerals (seven per cent), forest products (six per cent), automotive (two per cent), and grain and fertilizers (one per cent). Coal revenues declined by three per cent.

The rise in total revenues was largely due to freight rate increases; higher freight volumes due to strong energy markets, market share gains, as well as growth in the North American economy; the positive translation impact of the weaker Canadian dollar on U.S.-dollar-denominated revenues; and the impact of a higher fuel surcharge, mainly as a result of higher volumes.

Carloadings for the year increased three per cent to 5,190 thousand.

Revenue ton-miles increased by four per cent over 2012, while rail freight revenue per revenue ton-mile increased by three per cent.

Operating expenses for 2013 increased by seven per cent to C$6,702 million, mainly due to higher labor and fringe benefits expense; the negative translation impact of the weaker Canadian dollar on U.S.-dollar-denominated expenses; and increased purchased services and material expense, in part due to weather-related conditions. These factors were partly offset by lower casualty and other expense.

The operating ratio was 63.4 per cent in 2013, compared with 62.9 per cent in 2012.

Forward-Looking Statements
Certain information included in this news release constitutes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and under Canadian securities laws. CN cautions that, by their nature, these forward-looking statements involve risks, uncertainties and assumptions. The Company cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors which may cause the actual results or performance of the Company or the rail industry to be materially different from the outlook or any future results or performance implied by such statements. To the extent that CN has provided guidance that are non-GAAP financial measures, the Company may not be able to provide a reconciliation to the GAAP measures, due to unknown variables and uncertainty related to future results. Key assumptions used in determining forward-looking information are set forth below.

2014 key assumptions
CN has made a number of economic and market assumptions in preparing its 2014 outlook. The Company is forecasting that North American industrial production for the year will increase by about three per cent. CN also expects U.S. housing starts to be in the range of 1.1 million units and U.S. motor vehicles sales to be approximately 16 million units. In addition, CN is assuming a U.S. 2013/2014 grain crop above the five-year average, a Canadian 2013/2014 grain crop well above the five-year average, and 2014/2015 grain crops in both countries in-line with the five-year average. With these assumptions, CN assumes mid-single digit carload growth, along with continued pricing improvement above inflation. CN also assumes a Canadian-U.S. exchange rate of approximately C$0.95 and the price of crude oil (West Texas Intermediate) to be in the range of US$95-$105 per barrel. In 2014, CN plans to invest approximately C$2.1 billion on capital programs, of which more than C$1.2 billion is targeted toward track infrastructure to continue operating a safe railway and improve the productivity and fluidity of the network. The capital programs include funds for projects to support a number of productivity and growth initiatives.

Important risk factors that could affect the forward-looking statements include, but are not limited to, the effects of general economic and business conditions, industry competition, inflation, currency and interest rate fluctuations, changes in fuel prices, legislative and/or regulatory developments, compliance with environmental laws and regulations, actions by regulators, various events which could disrupt operations, including natural events such as severe weather, droughts, floods and earthquakes, labor negotiations and disruptions, environmental claims, uncertainties of investigations, proceedings or other types of claims and litigation, risks and liabilities arising from derailments, and other risks detailed from time to time in reports filed by CN with securities regulators in Canada and the United States. Reference should be made to “Management’s Discussion and Analysis” in CN’s annual and interim reports, Annual Information Form and Form 40-F filed with Canadian and U.S. securities regulators, available on CN’s website, for a summary of major risk factors.

CN assumes no obligation to update or revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable Canadian securities laws. In the event CN does update any forward-looking statement, no inference should be made that CN will make additional updates with respect to that statement, related matters, or any other forward-looking statement.

1)	See discussion and reconciliation of non-GAAP adjusted performance measures in the attached supplementary schedule, Non-GAAP Measures.

Starting with the fourth quarter of 2013, the Company has redefined its free cash flow measure as the difference between net cash provided by operating activities and net cash used in investing activities; adjusted for changes in restricted cash and cash equivalents, and the impact of major acquisitions, if any. The Company believes that free cash flow, as redefined, is a better measure of its available cash for debt obligations and for discretionary uses such as payment of dividends and strategic opportunities. The results for 2013 using the Company’s prior measure would translate into free cash flow after dividends and other adjustments of C$918 million, compared with C$1,006 million in 2012.

2)	See Forward-Looking statements for a summary of the key assumptions and risks regarding CN’s 2014 outlook.

CN is a true backbone of the economy, transporting approximately C$250 billion worth of goods annually for a wide range of business sectors, ranging from resource products to manufactured products to consumer goods, across a rail network spanning Canada and mid-America. CN – Canadian National Railway Company, along with its operating railway subsidiaries -- serves the cities and ports of Vancouver, Prince Rupert, B.C., Montreal, Halifax, New Orleans, and Mobile, Ala., and the metropolitan areas of Toronto, Edmonton, Winnipeg, Calgary, Chicago, Memphis, Detroit, Duluth, Minn./Superior, Wis., and Jackson, Miss., with connections to all points in North America. For more information on CN, visit the company’s website at www.cn.ca.

Contacts:
Media	Investment Community
Mark Hallman	Janet Drysdale
Director	Vice-President
Communications and Public Affairs	Investor Relations
(905) 669-3384	(514) 399-0052

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED STATEMENT OF INCOME (U.S. GAAP) - unaudited
(In millions, except per share data)

Item 2

	Three months ended		Year ended
	December 31		December 31
	2013	2012	2013	2012

Revenues	$2,745	$2,534	$10,575	$9,920

Operating expenses
Labor and fringe benefits	594	463	2,182	1,952
Purchased services and material	364	340	1,351	1,248
Fuel	422	400	1,619	1,524
Depreciation and amortization	254	237	980	924
Equipment rents	71	64	275	249
Casualty and other	73	108	295	338
Total operating expenses	1,778	1,612	6,702	6,235

Operating income	967	922	3,873	3,685

Interest expense	(91)	(86)	(357)	(342)

Other income (loss)	(2)	(5)	73	315
Income before income taxes	874	831	3,589	3,658

Income tax expense	(239)	(221)	(977)	(978)
Net income	$635	$610	$2,612	$2,680

Earnings per share (1)
Basic	$0.76	$0.71	$3.10	$3.08
Diluted	$0.76	$0.71	$3.09	$3.06

Weighted-average number of shares (1)
Basic	833.8	860.5	843.1	871.1
Diluted	837.1	863.9	846.1	875.4

(1)   On October 22, 2013, the Board of Directors of the Company approved a two-for-one common stock split in the form of a stock dividend of one additional common share of CN for each share outstanding, which was paid on November 29, 2013, to shareholders of record on November 15, 2013. All share and per share data presented herein reflect the impact of the stock split.

These unaudited interim consolidated financial statements, expressed in Canadian dollars, and prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP), contain all adjustments (consisting of normal recurring accruals) necessary to present fairly Canadian National Railway Company's (the Company) financial position as at December 31, 2013 and December 31, 2012, and its results of operations, comprehensive income, changes in shareholders' equity and cash flows for the three months and years ended December 31, 2013 and 2012. These consolidated financial statements have been prepared using accounting policies consistent with those used in preparing the Company's 2013 Annual Consolidated Financial Statements and should be read in conjunction with such statements, Notes thereto and Management's Discussion and Analysis (MD&A).

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (U.S. GAAP) - unaudited
(In millions)

	Three months ended		Year ended
	December 31		December 31
	2013	2012	2013	2012

Net income	$635	$610	$2,612	$2,680

Other comprehensive income (loss)
Foreign exchange gain (loss) on:
Translation of the net investment in foreign operations	219	71	440	(128)
Translation of US dollar-denominated long-term debt designated
as a hedge of the net investment in U.S. subsidiaries	(197)	(66)	(394)	123

Pension and other postretirement benefit plans:
Net actuarial gain (loss) arising during the year	1,544	(660)	1,544	(660)
Prior service cost arising during the year	-	(6)	-	(6)
Amortization of net actuarial loss included in net periodic
benefit cost (income)	57	27	226	119
Amortization of prior service cost included in net periodic
benefit cost (income)	1	2	5	7

Other comprehensive income (loss) before income taxes	1,624	(632)	1,821	(545)
Income tax recovery (expense)	(394)	178	(414)	127
Other comprehensive income (loss)	1,230	(454)	1,407	(418)
Comprehensive income	$1,865	$156	$4,019	$2,262

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED BALANCE SHEET (U.S. GAAP) - unaudited
(In millions)

	December 31	December 31
	2013	2012

Assets

Current assets
Cash and cash equivalents	$214	$155
Restricted cash and cash equivalents	448	521
Accounts receivable	815	831
Material and supplies	274	230
Deferred and receivable income taxes	137	43
Other	89	89
Total current assets	1,977	1,869

Properties	26,227	24,541
Intangible and other assets	1,959	249

Total assets	$30,163	$26,659

Liabilities and shareholders’ equity

Current liabilities
Accounts payable and other	$1,477	$1,626
Current portion of long-term debt	1,021	577
Total current liabilities	2,498	2,203

Deferred income taxes	6,537	5,555
Pension and other postretirement benefits, net of current portion	541	784
Other liabilities and deferred credits	815	776
Long-term debt	6,819	6,323

Shareholders’ equity
Common shares	4,015	4,108
Accumulated other comprehensive loss	(1,850)	(3,257)
Retained earnings	10,788	10,167

Total shareholders’ equity	12,953	11,018

Total liabilities and shareholders’ equity	$30,163	$26,659

These unaudited interim consolidated financial statements, expressed in Canadian dollars, and prepared in accordance with U.S. GAAP, contain all adjustments (consisting of normal recurring accruals) necessary to present fairly the Company’s financial position as at December 31, 2013 and December 31, 2012, and its results of operations, comprehensive income, changes in shareholders’ equity and cash flows for the three months and years ended December 31, 2013 and 2012. These consolidated financial statements have been prepared using accounting policies consistent with those used in preparing the Company’s 2013 Annual Consolidated Financial Statements and should be read in conjunction with such statements, Notes thereto and MD&A.

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY (U.S. GAAP) - unaudited
(In millions)

	Three months ended		Year ended
	December 31		December 31
	2013	2012	2013	2012

Common shares (1)
Balance, beginning of period	$4,036	$4,120	$4,108	$4,141
Stock options exercised and other	5	23	40	128
Share repurchase programs	(26)	(35)	(133)	(161)
Balance, end of period	$4,015	$4,108	$4,015	$4,108

Accumulated other comprehensive loss
Balance, beginning of period	$(3,080)	$(2,803)	$(3,257)	$(2,839)
Other comprehensive income (loss)	1,230	(454)	1,407	(418)
Balance, end of period	$(1,850)	$(3,257)	$(1,850)	$(3,257)

Retained earnings
Balance, beginning of period	$10,611	$9,988	$10,167	$9,378
Net income	635	610	2,612	2,680
Share repurchase programs	(279)	(270)	(1,267)	(1,239)
Dividends	(179)	(161)	(724)	(652)
Balance, end of period	$10,788	$10,167	$10,788	$10,167

(1)
During the three months and year ended December 31, 2013, the Company issued 0.2 million and 1.4 million common shares, respectively, as a result of stock options exercised and repurchased 5.5 million and 27.6 million common shares, respectively, under its share repurchase programs. At December 31, 2013, the Company had 830.6 million common shares outstanding.

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED STATEMENT OF CASH FLOWS (U.S. GAAP) - unaudited
(In millions)

	Three months ended		Year ended
	December 31		December 31
	2013	2012	2013	2012

Operating activities
Net income	$635	$610	$2,612	$2,680
Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation and amortization	254	237	980	924
Deferred income taxes	162	120	331	451
Gain on disposal of property	-	-	(69)	(281)
Changes in operating assets and liabilities:
Accounts receivable	55	17	32	(20)
Material and supplies	46	43	(38)	(30)
Accounts payable and other	(99)	(11)	(245)	129
Other current assets	(15)	(7)	13	(13)
Pensions and other, net	60	(285)	(68)	(780)
Net cash provided by operating activities	1,098	724	3,548	3,060

Investing activities
Property additions	(788)	(610)	(1,973)	(1,731)
Disposal of property	-	-	52	311
Change in restricted cash and cash equivalents	81	(3)	73	(22)
Other, net	6	16	(4)	21
Net cash used in investing activities	(701)	(597)	(1,852)	(1,421)

Financing activities
Issuance of debt (1)	867	493	1,850	493
Repayment of debt (1)	(754)	(195)	(1,413)	(140)
Issuance of common shares due to exercise of stock
options and related excess tax benefits realized	3	20	31	117
Repurchase of common shares	(305)	(305)	(1,400)	(1,400)
Dividends paid	(179)	(161)	(724)	(652)
Net cash used in financing activities	(368)	(148)	(1,656)	(1,582)

Effect of foreign exchange fluctuations on US
dollar-denominated cash and cash equivalents	3	1	19	(3)
Net increase (decrease) in cash and cash equivalents	32	(20)	59	54
Cash and cash equivalents, beginning of period	182	175	155	101
Cash and cash equivalents, end of period	$214	$155	$214	$155

Supplemental cash flow information
Net cash receipts from customers and other	$2,842	$2,481	$10,640	$9,877
Net cash payments for:
Employee services, suppliers and other expenses	(1,389)	(1,239)	(5,558)	(5,241)
Interest	(85)	(89)	(344)	(364)
Personal injury and other claims	(17)	(22)	(61)	(79)
Pensions	(18)	(257)	(239)	(844)
Income taxes	(235)	(150)	(890)	(289)
Net cash provided by operating activities	$1,098	$724	$3,548	$3,060

(1)
The Company has revised the Consolidated Statement of Cash Flows to present the cash flows from the issuances and repayments of commercial paper on a net basis, consistent with the presentation adopted for 2013. The Company chose to present such cash flows on a net basis since the issuance and repayments of commercial paper are part of the Company’s cash management activities and this debt matures in less than 90 days.
     During the three months and year ended December 31, 2013, on a gross basis the Company issued $743 million and $3,255 million of commercial paper, respectively, and made repayments of $1,084 million and $2,987 million of commercial paper, respectively. During the three months and year ended December 31, 2013, on a net basis the Company had net repayments of $341 million and net issuances of $268 million of commercial paper, respectively.
     During the three months and year ended December 31, 2012, on a gross basis the Company issued nil and $1,861 million of commercial paper, respectively, and made repayments of $171 million and $1,943 million of commercial paper, respectively. During the three months and year ended December 31, 2012, on a net basis the Company had net repayments of $171 million and $82 million of commercial paper, respectively.

CANADIAN NATIONAL RAILWAY COMPANY
SELECTED RAILROAD STATISTICS (U.S. GAAP) - unaudited

	Three months ended		Year ended
	December 31		December 31
	2013	2012	2013	2012

Statistical operating data

Rail freight revenues ($ millions)	2,494	2,280	9,587	8,938
Gross ton miles (GTM) (millions)	103,221	97,873	401,390	383,754
Revenue ton miles (RTM) (millions)	54,667	52,124	210,133	201,496
Carloads (thousands)	1,310	1,270	5,190	5,059
Route miles (includes Canada and the U.S.) (1)	20,000	20,100	20,000	20,100
Employees (end of period)	23,721	23,430	23,721	23,430
Employees (average for the period)	23,703	23,532	23,705	23,466

Productivity

Operating ratio (%)	64.8	63.6	63.4	62.9
Rail freight revenue per RTM (cents)	4.56	4.37	4.56	4.44
Rail freight revenue per carload ($)	1,904	1,795	1,847	1,767
Operating expenses per GTM (cents)	1.72	1.65	1.67	1.62
Labor and fringe benefits expense per GTM (cents)	0.58	0.47	0.54	0.51
GTMs per average number of employees (thousands)	4,355	4,159	16,933	16,354
Diesel fuel consumed (US gallons in millions)	101.7	99.9	403.7	388.7
Average fuel price ($/US gallon)	3.65	3.53	3.55	3.47
GTMs per US gallon of fuel consumed	1,015	980	994	987

Safety indicators

Injury frequency rate per 200,000 person hours (2)	2.27	1.48	1.69	1.42
Accident rate per million train miles (2)	2.14	1.77	1.92	2.10

Financial ratio

Debt-to-total capitalization ratio (% at end of period) (3)	37.7	38.5	37.7	38.5

(1)	Rounded to the nearest hundred miles.
(2)	Based on Federal Railroad Administration (FRA) reporting criteria.
(3)	Debt-to-total capitalization is calculated as total long-term debt plus current portion of long-term debt, divided by the sum of total debt plus total shareholders’ equity.

Statistical data and related productivity measures are based on estimated data available at such time and are subject to change as more complete information becomes available, as such certain of the 2012 comparative data and related productivity measures have been restated.

CANADIAN NATIONAL RAILWAY COMPANY
SUPPLEMENTARY INFORMATION (U.S. GAAP) - unaudited

	Three months ended December 31				Year ended December 31

	2013	2012	% Change Fav (Unfav)	% Change at constant currency Fav (Unfav) (1)	2013	2012	% Change Fav (Unfav)	% Change at constant currency Fav (Unfav) (1)

Revenues (millions of dollars)
Petroleum and chemicals	519	427	22%	17%	1,939	1,640	18%	16%
Metals and minerals	306	274	12%	7%	1,216	1,133	7%	5%
Forest products	357	323	11%	6%	1,413	1,331	6%	4%
Coal	155	171	(9%)	(12%)	693	712	(3%)	(4%)
Grain and fertilizers	469	459	2%	(1%)	1,610	1,590	1%	-
Intermodal	555	498	11%	10%	2,167	1,994	9%	8%
Automotive	133	128	4%	-	549	538	2%	-
Total rail freight revenues	2,494	2,280	9%	6%	9,587	8,938	7%	5%
Other revenues	251	254	(1%)	(4%)	988	982	1%	(1%)
Total revenues	2,745	2,534	8%	5%	10,575	9,920	7%	5%

Revenue ton miles (millions)
Petroleum and chemicals	12,206	10,154	20%	20%	44,634	37,449	19%	19%
Metals and minerals	5,320	5,000	6%	6%	21,342	20,236	5%	5%
Forest products	7,313	7,141	2%	2%	29,630	29,674	-	-
Coal	4,973	5,754	(14%)	(14%)	22,315	23,570	(5%)	(5%)
Grain and fertilizers	12,624	12,826	(2%)	(2%)	43,180	45,417	(5%)	(5%)
Intermodal	11,569	10,614	9%	9%	46,291	42,396	9%	9%
Automotive	662	635	4%	4%	2,741	2,754	-	-
	54,667	52,124	5%	5%	210,133	201,496	4%	4%
Rail freight revenue / RTM (cents)
Total rail freight revenue per RTM	4.56	4.37	4%	1%	4.56	4.44	3%	1%
Commodity groups:
Petroleum and chemicals	4.25	4.21	1%	(3%)	4.34	4.38	(1%)	(3%)
Metals and minerals	5.75	5.48	5%	1%	5.70	5.60	2%	(1%)
Forest products	4.88	4.52	8%	4%	4.77	4.49	6%	4%
Coal	3.12	2.97	5%	2%	3.11	3.02	3%	2%
Grain and fertilizers	3.72	3.58	4%	1%	3.73	3.50	7%	5%
Intermodal	4.80	4.69	2%	1%	4.68	4.70	-	(1%)
Automotive	20.09	20.16	-	(4%)	20.03	19.54	3%	-

Carloads (thousands)
Petroleum and chemicals	159	150	6%	6%	611	594	3%	3%
Metals and minerals	245	246	-	-	1,048	1,024	2%	2%
Forest products	108	109	(1%)	(1%)	446	445	-	-
Coal	100	103	(3%)	(3%)	416	435	(4%)	(4%)
Grain and fertilizers	171	171	-	-	572	597	(4%)	(4%)
Intermodal	473	437	8%	8%	1,875	1,742	8%	8%
Automotive	54	54	-	-	222	222	-	-
	1,310	1,270	3%	3%	5,190	5,059	3%	3%
Rail freight revenue / carload (dollars)
Total rail freight revenue per carload	1,904	1,795	6%	3%	1,847	1,767	5%	3%
Commodity groups:
Petroleum and chemicals	3,264	2,847	15%	10%	3,173	2,761	15%	13%
Metals and minerals	1,249	1,114	12%	7%	1,160	1,106	5%	3%
Forest products	3,306	2,963	12%	7%	3,168	2,991	6%	4%
Coal	1,550	1,660	(7%)	(9%)	1,666	1,637	2%	-
Grain and fertilizers	2,743	2,684	2%	(1%)	2,815	2,663	6%	4%
Intermodal	1,173	1,140	3%	1%	1,156	1,145	1%	-
Automotive	2,463	2,370	4%	-	2,473	2,423	2%	-

(1) See supplementary schedule entitled Non-GAAP Measures for an explanation of this Non-GAAP measure.

Statistical data and related productivity measures are based on estimated data available at such time and are subject to change as more complete information becomes available.

CANADIAN NATIONAL RAILWAY COMPANY
NON-GAAP MEASURES - unaudited

Adjusted performance measures

For the three months and year ended December 31, 2013, the Company reported adjusted net income of $635 million, or $0.76 per diluted share and $2,582 million, or $3.06 per diluted share, respectively. The adjusted figures for the year ended December 31, 2013 exclude a gain on exchange of perpetual railroad operating easements including the track and roadway assets on specific rail lines, of $29 million, or $18 million after-tax ($0.02 per diluted share); and a gain on disposal of a segment of the Oakville subdivision, together with the rail fixtures and certain passenger agreements, of $40 million, or $36 million after-tax ($0.04 per diluted share). The adjusted figures also exclude a $24 million ($0.03 per diluted share) income tax expense resulting from the enactment of higher provincial corporate income tax rates.
For the three months and year ended December 31, 2012, the Company reported adjusted net income of $610 million, or $0.71 per diluted share and $2,456 million, or $2.81 per diluted share, respectively. The adjusted figures for the year ended December 31, 2012 exclude a gain on disposal of a segment of the Bala and a segment of the Oakville subdivisions, together with the rail fixtures and certain passenger agreements, of $281 million, or $252 million after-tax ($0.28 per diluted share); and a net income tax expense of $28 million ($0.03 per diluted share) consisting of a $35 million income tax expense resulting from the enactment of higher provincial corporate income tax rates that was partly offset by a $7 million income tax recovery resulting from the recapitalization of a foreign investment.
Management believes that adjusted net income and adjusted earnings per share are useful measures of performance that can facilitate period-to-period comparisons, as they exclude items that do not necessarily arise as part of the normal day-to-day operations of the Company and could distort the analysis of trends in business performance. The exclusion of such items in adjusted net income and adjusted earnings per share does not, however, imply that such items are necessarily non-recurring. These adjusted measures do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies. The reader is advised to read all information provided in the Company’s 2013 Annual Consolidated Financial Statements, Notes thereto and Management’s Discussion and Analysis (MD&A). The following tables provide a reconciliation of net income and earnings per share, as reported for the three months and year ended December 31, 2013 and 2012, to the adjusted performance measures presented herein.

	Three months ended December 31, 2013			Year ended December 31, 2013
In millions, except per share data	Reported	Adjustments	Adjusted	Reported	Adjustments	Adjusted

Revenues	$2,745	$-	$2,745	$10,575	$-	$10,575
Operating expenses	1,778	-	1,778	6,702	-	6,702
Operating income	967	-	967	3,873	-	3,873
Interest expense	(91)	-	(91)	(357)	-	(357)
Other income (loss)	(2)	-	(2)	73	(69)	4
Income before income taxes	874	-	874	3,589	(69)	3,520
Income tax expense	(239)	-	(239)	(977)	39	(938)
Net income	$635	$-	$635	$2,612	$(30)	$2,582
Operating ratio	64.8%		64.8%	63.4%		63.4%
Effective tax rate	27.3%		27.3%	27.2%		26.6%
Basic earnings per share	$0.76	$-	$0.76	$3.10	$(0.03)	$3.07
Diluted earnings per share	$0.76	$-	$0.76	$3.09	$(0.03)	$3.06

CANADIAN NATIONAL RAILWAY COMPANY
NON-GAAP MEASURES - unaudited

	Three months ended December 31, 2012			Year ended December 31, 2012
In millions, except per share data	Reported	Adjustments	Adjusted	Reported	Adjustments	Adjusted

Revenues	$2,534	$-	$2,534	$9,920	$-	$9,920
Operating expenses	1,612	-	1,612	6,235	-	6,235
Operating income	922	-	922	3,685	-	3,685
Interest expense	(86)	-	(86)	(342)	-	(342)
Other income (loss)	(5)	-	(5)	315	(281)	34
Income before income taxes	831	-	831	3,658	(281)	3,377
Income tax expense	(221)	-	(221)	(978)	57	(921)
Net income	$610	$-	$610	$2,680	$(224)	$2,456
Operating ratio	63.6%		63.6%	62.9%		62.9%
Effective tax rate	26.6%		26.6%	26.7%		27.3%
Basic earnings per share	$0.71	$-	$0.71	$3.08	$(0.26)	$2.82
Diluted earnings per share	$0.71	$-	$0.71	$3.06	$(0.25)	$2.81

Constant currency

Although CN conducts its business and reports its earnings in Canadian dollars, a large portion of revenues and expenses is denominated in US dollars. As such, the Company’s results are affected by exchange-rate fluctuations.
Financial results at “constant currency” allow results to be viewed without the impact of fluctuations in foreign currency exchange rates, thereby facilitating period-to-period comparisons in the analysis of trends in business performance. Measures at constant currency are considered non-GAAP measures and do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies. Financial results at constant currency are obtained by translating the current period results denominated in US dollars at the foreign exchange rates of the comparable period of the prior year. The average foreign exchange rates were $1.05 and $1.03 per US$1.00, respectively, for the three months and year ended December 31, 2013, and $0.99 and $1.00 per US$1.00, respectively, for the corresponding periods in 2012.
On a constant currency basis, the Company’s net income for the three months and year ended December 31, 2013 would have been lower by $19 million, or $0.02 per diluted share and $37 million, or $0.04 per diluted share, respectively. The following table presents a reconciliation of 2013 net income as reported to net income on a constant currency basis:

	Three months ended	Year ended
In millions	December 31, 2013	December 31, 2013

Net income, as reported	$635	$2,612
Add back:
Positive impact due to the weakening Canadian dollar included in net income	(18)	(33)
Add:
Decrease due to the weakening Canadian dollar on additional year-over-year US$ net income	(1)	(4)
Impact of foreign exchange using constant currency rates	(19)	(37)
Net income, on a constant currency basis	$616	$2,575

CANADIAN NATIONAL RAILWAY COMPANY
NON-GAAP MEASURES - unaudited

Free cash flow

Free cash flow does not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies. The Company believes that free cash flow is a useful measure of performance as it demonstrates the Company’s ability to generate cash. In the past, the Company defined free cash flow as the difference between net cash provided by operating activities and net cash used in investing activities; adjusted for changes in restricted cash and cash equivalents, the payment of dividends, changes in cash and cash equivalents resulting from foreign exchange fluctuations, and the impact of major acquisitions, if any.
       Beginning with the fourth quarter of 2013, the Company has redefined its free cash flow measure as the difference between net cash provided by operating activities and net cash used in investing activities; adjusted for changes in restricted cash and cash equivalents and the impact of major acquisitions, if any. The Company believes that free cash flow, as redefined, is a better measure of the Company’s available cash for debt obligations and for discretionary uses such as payment of dividends and strategic opportunities.

	Three months ended		Year ended
	December 31		December 31
In millions	2013	2012	2013	2012

Net cash provided by operating activities	$1,098	$724	$3,548	$3,060
Net cash used in investing activities	(701)	(597)	(1,852)	(1,421)
Net cash provided before financing activities	397	127	1,696	1,639

Adjustment:
Change in restricted cash and cash equivalents	(81)	3	(73)	22
Free cash flow	$316	$130	$1,623	$1,661

Dividends paid	(179)	(161)	(724)	(652)
Effect of foreign exchange fluctuations on US dollar-denominated cash and cash equivalents	3	1	19	(3)
Free cash flow – as previously defined	$140	$(30)	$918	$1,006

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canadian National Railway Company

Date: January 30, 2014	By:	/s/ Cristina Circelli
		Name:	Cristina Circelli
		Title:	Deputy Corporate Secretary and General Counsel